Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 2 DATED MAY 16, 2022
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of June 1, 2022;
•to disclose the calculation of our April 30, 2022 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended April 30, 2022, the Company’s Class I NAV per share increased 0.68% from $31.31 as of March 31, 2022 to $31.53 as of April 30, 2022.1 This increase was attributable to rent growth in several sectors, including student housing, healthcare, and retail, in addition to value created by our debt hedging instruments in response to higher short-term interest rates.
During the month, we acquired a self-storage property in Winston-Salem, North Carolina. The 52,275 square feet property is 99% occupied and is part of the Company’s growing allocation to an asset class that is able to capture monthly mark-to-market of rents in an inflationary environment.
Also, as previously disclosed on April 29, 2022, we acquired a 95% interest in the Everly Roseland Apartments located in Roseland, New Jersey, 30 minutes outside of New York City. The 360-unit property is 95% leased and represents an opportunity to capture growing demand for low-density housing with affordable rents relative to area incomes.
June 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2022 (and repurchases as of May 31, 2022) is as follows:

Transaction Price (per share)
Class T	$31.5374
Class S	$31.5377
Class D	$31.5369
Class I	$31.5265
Class E	$32.5034
The June 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 INREIT’s Class T NAV per share increased from $31.30 to $31.54; Class S NAV per share increased from $31.30 to $31.54; Class D NAV per share increased from $31.30 to $31.54; and Class E NAV per share increased from $32.17 to $32.50.

April 30, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of April 30, 2022:

$ in thousands, except share data
Components of NAV	April 30, 2022
Investments in real estate	$833,392
Investments in real estate-related securities	23,298
Investments in unconsolidated entities	148,043
Cash and cash equivalents	11,279
Restricted cash	2,923
Other assets	8,627
Mortgage notes, revolving credit facility and financing obligation, net	(482,854)
Subscriptions received in advance	(555)
Other liabilities	(10,447)
Accrued performance participation allocation	(2,787)
Management fee payable	(84)
Non-controlling interests in joint-ventures	(13,307)
Net asset value	$517,528
Number of outstanding shares/units	16,140,733
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2022:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$11,118	$11,097	$11,147	$17,789	$73,145	$389,778	$3,454	$517,528
Number of outstanding shares/units	352,539	351,856	353,463	564,249	2,250,388	12,161,969	106,269	16,140,733
NAV Per Share/Unit as of April 30, 2022	$31.5374	$31.5377	$31.5369	$31.5265	$32.5034	$32.0489	$32.5034
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the April 30, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.3%
Office	6.3%	5.3%
Multifamily	6.0%	5.0%
Industrial	5.8%	4.8%
Self-Storage	7.2%	5.0%
Retail	7.9%	7.0%
Student Housing	6.8%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	2.0%	2.0%	2.0%	1.9%	1.9%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.2%	3.3%	3.3%	3.7%	3.3%	2.1%	3.4%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.9)%	(3.0)%	(3.0)%	(3.4)%	(3.0)%	(1.9)%	(3.0)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 2,229,691 shares of our common stock (consisting of 928 Class T shares, 91 Class S shares, 12,881 Class D shares, 221,627 Class I shares and 1,994,164 Class E shares) in the primary offering for total proceeds of $65.8 million and (2) 6,481 shares of our common stock (consisting of 2,156 Class I shares and 4,325 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.2 million. As of April 30, 2022, our aggregate NAV was $517.5 million. We intend to continue selling shares in our public offering on a monthly basis.